Aradigm Corporation

39655 Eureka Drive

Newark, CA 94560

October 22, 2019

VIA EDGAR [AND OVERNIGHT DELIVERY]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aradigm Corporation

Registration Statement on Form S-1, as amended

File No. 333-228636

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aradigm Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-228636), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 30, 2018.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective and the Company confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to Bennet Young of Jeffer Mangels Butler & Mitchell LLP, the Company’s counsel, via email at BYoung@jmbm.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Bennet Young at (415) 984-9626 or BYoung@jmbm.com.

[Signature page follows]

Very truly yours,

Aradigm Corporation

/s/ John M. Sibert

John M. Siebert

Acting Principal Executive Officer

[Signature Page to Withdrawal Request Letter]